UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 17 February 2021, London UK; San Francisco US - LSE announcement

GSK and Vir Biotechnology expand coronavirus collaboration to advance new therapeutics for influenza and other respiratory viruses

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Companies applying their combined expertise in immunology and infectious diseases to accelerate the development of promising monoclonal antibody candidates for influenza
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Functional genomics collaboration expanded to include respiratory viruses, Vir's unique technology, and access to GSK's small molecule compounds
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Additional exploration of up to three other antibodies for pathogens beyond influenza and coronaviruses
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GSK is increasing its equity investment by $120 million and making an upfront payment of $225 million

GlaxoSmithKline plc (LSE/NYSE: GSK) and Vir Biotechnology, Inc. (Nasdaq: VIR) today announced they have signed a binding agreement to expand their existing collaboration to include the research and development of new therapies for influenza and other respiratory viruses.

The expanded collaboration, which builds on the agreement signed in 2020 to research and develop therapies for coronaviruses, provides GSK exclusive rights to collaborate with Vir on the development of potential best-in-class monoclonal antibodies (mAbs) for the prevention or treatment of influenza. These include VIR-2482, an intramuscularly administered investigational mAb designed as a universal prophylactic for influenza A that has completed a Phase 1 trial, as well as next generation antibodies for the prevention or treatment of influenza during a three-year research period. GSK will have the exclusive option to co-develop VIR-2482 after Vir completes and reports Phase 2 trial outcomes, and will share development costs on the development of all other influenza mAbs.

Influenza causes up to 500,000 hospitalisations and 34,000 deaths each year in the United States alone,[1] approximately 75% of which are caused by influenza A.2 The protection provided by current vaccines varies from season to season, based on the virus strains circulating. People over 65 years of age with at least one comorbidity, such as cardiovascular disease, diabetes or who are immunocompromised, are at significantly increased risk of flu and flu-related hospitalisation and mortality. This is also a population where the currently available vaccines have historically had lower efficacy.

As part of the new collaboration agreement, the companies will also engage in two additional research programmes. The first is an expansion of their current functional genomics collaboration to develop potential pan-coronavirus therapeutics to now include other respiratory virus targets. Under the second programme, the companies will collaborate to develop up to three neutralising monoclonal antibodies identified using Vir's antibody technology platform to target non-influenza pathogens during a three-year research period.

Dr. Hal Barron, Chief Scientific Officer and President R&D, GSK, said: "We believe, now more than ever, that it is very important to develop new therapies to treat and ideally prevent infectious diseases. I am delighted that we are expanding our collaboration with Vir whose focus on novel antibodies, expertise in functional genomics, unique technology and talented scientists will further strengthen GSK's position as a world leader in infectious diseases."

George Scangos, Ph.D., CEO, Vir Biotechnology, said: "GSK has been a valuable strategic partner and scientific collaborator in the fight against COVID-19. As part of our functional genomics collaboration directed at COVID-19, we have turned up multiple targets that have the potential to treat influenza and other respiratory viruses, and it makes sense to extend the scope of our collaboration to include these new targets. This expanded collaboration supports the rapid advancement of multiple promising investigational compounds in our pipeline, increasing the likelihood that these potential life-saving treatments will reach patients sooner, and will advance our shared goal of developing single drugs that can address multiple 'bugs.'"

Under the terms of the agreement, GSK will make an upfront payment of $225 million, and a further equity investment in Vir of $120 million. Initially, Vir will continue to fund the development of VIR-2482 through completion of Phase 2 trials, after which time, if GSK exercises its option to co-develop VIR-2482, it will pay an option fee of $300 million. Following option exercise for VIR-2482, and for each other program in the expanded collaboration, the companies will share the development costs and related profits associated with this agreement. GSK will also pay Vir up to $200 million based on the successful delivery of pre-defined regulatory milestones. The equity investment and collaboration agreement are conditional upon customary conditions including regulatory review by the appropriate regulatory agencies under the Hart-Scott-Rodino Act.

GSK and Vir entered into an initial strategic collaboration in April 2020 to research and develop solutions for coronaviruses, including SARS-CoV-2, the virus that causes COVID-19. The focus of the collaboration to date has been the development of specific antibody candidates identified by Vir's monoclonal antibody platform, VIR-7831 and VIR-7832, that have demonstrated the potential to both block viral entry into healthy cells and clear infected cells, and to provide a high barrier to resistance. VIR-7831 is currently in two global Phase 3 studies as monotherapy and one Phase 2 study as combination therapy, with initial results from the first of the Phase 3 studies expected in the first quarter of 2021. VIR-7832 has been accepted into the NHS-supported AGILE Phase 1b/2a study with a planned start in February 2021.

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About Vir's Antibody Platform
Vir has a robust method for capitalising on unusually successful immune responses naturally occurring in people who are protected from, or have recovered from, infectious diseases. The platform is used to identify rare antibodies from survivors that have the potential to treat and prevent rapidly evolving and/or previously untreatable pathogens via direct pathogen neutralization and immune system stimulation. Vir engineers the fully human antibodies that it discovers to enhance their therapeutic potential. This platform has been used to identify and develop antibodies for pathogens including SARS-CoV-2, hepatitis B virus, influenza A, Ebola (mAb114, approved for use in the U.S. as EbangaTM and marketed by Ridgeback Therapeutics LP), malaria, and others.

About VIR-2482
VIR-2482 is an investigational intramuscularly administered influenza A-neutralizing monoclonal antibody. In vitro, it has been shown to cover all major strains of influenza A that have arisen since the 1918 Spanish flu pandemic. VIR-2482 is designed as a universal prophylactic for influenza A. It has the potential to overcome the limitations of current flu vaccines and lead to meaningfully higher levels of protection due to its broad strain coverage and because it does not rely on an individual to create their own protective antibody response. VIR-2482 has been half-life engineered so that a single dose has the potential to last the entire flu season.

About VIR-7831 / GSK4182137
VIR-7831 is an investigational dual-action SARS-CoV-2 monoclonal antibody. Preclinical data suggest it has the potential to both block viral entry into healthy cells and clear infected cells. The antibody binds to an epitope on SARS-CoV-2 that is shared with SARS-CoV-1 (the virus that causes SARS), indicating that the epitope is highly conserved, which may make it more difficult for resistance to develop. VIR-7831 also has been designed to achieve high concentration in the lungs to ensure optimal penetration into airway tissues affected by SARS-CoV-2 and to have an extended half-life.

About VIR-7832 / GSK4182136
VIR-7832 is an investigational dual-action SARS-CoV-2 monoclonal antibody. Preclinical data suggest it has the potential to both block viral entry into healthy cells and an enhanced ability to clear infected cells. The antibody binds to an epitope on SARS-CoV-2 that is shared with SARS-CoV-1 (the virus that causes SARS), indicating that the epitope is highly conserved, which may make it more difficult for resistance to develop. VIR-7832 also has been designed to achieve high concentration in the lungs to ensure optimal penetration into airway tissues affected by SARS-CoV-2 and to have an extended half-life. Importantly, VIR-7832 has also been engineered to potentially enhance virus-specific T cell function, which could help treat and/or prevent COVID-19 infection.

About the Vir and GSK Collaboration
In April 2020, Vir and GSK entered into a collaboration to research and develop solutions for coronaviruses, including SARS-CoV-2, the virus that causes COVID-19. The collaboration uses Vir's proprietary monoclonal antibody platform technology to accelerate existing and identify new anti-viral antibodies that could be used as therapeutic or preventive options to help address the current COVID-19 pandemic and future outbreaks. The companies are leveraging GSK's expertise in functional genomics and combine their capabilities in CRISPR screening and artificial intelligence to identify anti-coronavirus compounds that target cellular host genes. They are also applying their combined expertise to research SARS-CoV-2 and other coronavirus vaccines.

About Vir Biotechnology
Vir Biotechnology is a clinical-stage immunology company focused on combining immunologic insights with cutting-edge technologies to treat and prevent serious infectious diseases. Vir has assembled four technology platforms that are designed to stimulate and enhance the immune system by exploiting critical observations of natural immune processes. Its current development pipeline consists of product candidates targeting COVID-19, hepatitis B virus, influenza A and human immunodeficiency virus. For more information, please visit www.vir.bio.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
Vir Biotechnology: Cara Miller VP, Corporate Communications cmiller@vir.bio +1 415 941 6746	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Vir Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "plan," "potential," "aim," "promising" and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on Vir's expectations and assumptions as of the date of this press release. Forward-looking statements contained in this press release include statements [regarding the potential benefits of the collaboration with GSK, the completion of a definitive collaboration agreement, the total potential deal value of the collaboration, the ability to obtain clearance under the HSR Act and to satisfy the other closing conditions, the potential benefits of VIR-2482, and Vir's ability to address influenza, respiratory diseases, coronaviruses, including the current COVID-19 pandemic, and future outbreaks of any such diseases.] Many factors may cause differences between current expectations and actual results, including unexpected safety or efficacy data observed during preclinical or clinical studies, challenges in the treatment of hospitalized patients, difficulties in collaborating with other companies or government agencies, challenges in accessing manufacturing capacity, successful development and/or commercialization of alternative product candidates by our competitors, changes in expected or existing competition, delays in or disruptions to our business or clinical trials due to the COVID-19 pandemic, geopolitical changes or other external factors, and unexpected litigation or other disputes.

GSK cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q4 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] 2018-2019 flu season data from the Centers for Disease Control and Prevention.
2 Zhou et al. Clinical Infectious Diseases. 2012:54:1427-1436.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 17, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc